October 4, 2024

Tse Tsz Tun
Chief Executive Officer and Director
Masonglory Ltd
Room 8, 25/F, CRE Centre
889 Cheung Sha Wan
Kowloon, Hong Kong

       Re: Masonglory Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted August 30, 2024
           CIK No. 0002020228
Dear Tse Tsz Tun:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 24, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover page

1. We note your revised disclosure in the cover page of resale prospectus in response to prior comment 1. Please also revise the cover page of the IPO prospectus to clarify that the selling stockholders will sell their shares at prevailing market prices or privately negotiated prices after the shares are listed in Nasdaq. Please also revise the cover page of the IPO prospectus to include clear disclosure of order of the offerings, including when shares covered by the resale prospectus may be sold; for instance, if the selling shareholder offering will not commence until after the firm commitment offering, revise
 October 4, 2024
Page 2

       to so state. Finally, we note that if the application for listing is not approved, the primary offering "may not be completed." To the extent the listing condition may be waived and you may complete the offering without being listed, please revise to make that clear.
Our Competitive Strengths, page 1

2. We note your response to prior comment 2. Please revise your summary section to balance your disclosure about your competitive strengths by noting your reliance on these customers and quantify the amount of revenues and accounts receivable attributable to them in the most recently completed fiscal year. In this regard, we note your revised disclosure on page 67 that the aggregate revenue generated by three of your major customers accounted for over 93% of the total revenue generated for the years ended
       March 31, 2023 and 2024, and that the accounts receivable from such customers also represented 70% of your total assets as of March 31, 2024.
Summary of Key Risks
Risks Relating to our Ordinary Shares, page 8

3. We note your response to prior comment 6 and your revised disclosure on page 43. Please similarly expand the last summary risk factor on page 9.
Our Customers, page 75

4. We note your response to prior comment 12. Please revise to fully identify such customers, including their names. Moreover, revise to disclose the material terms of any agreements with these customers.
Related Party Transactions, page 101

5. We note your response to prior comment 13. Please expand your disclosure about the reorganization with respect to the related party transactions. For example, we note your disclosure on page 2 that "as part of the reorganization for the purpose of this offering,
       Masonglory acquired, through Masonglory (BVI), all the shares of Masontech Limited from the Controlling Shareholders and became the ultimate holding company of
       Masonglory (BVI) and the Operating Subsidiary. Subsequently, on June 14, 2024,
       Masonglory allotted and issued 11,499,998 Ordinary Shares, credited as fully-paid in its share capital, to Fung & Tun Limited."
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Kibum Park at 202-551-6836 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Kyle Leung, Esq.